EX-99.12.a.

Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

December 11, 2020

Board of Trustees, Delaware VIP Trust
100 Independence
610 Market Street
Philadelphia, PA 19106

Re:
Agreement and Plan of Reorganization (“Agreement”) made as of October 23, 2020, (i) each of the Delaware Funds by Macquarie open-end registered investment companies identified as an acquired trust on Exhibit A (each an “Acquired Trust”), separately, on behalf of its respective series identified on Exhibit A hereto (each an “Acquired Fund”); and (ii) each of the corresponding Delaware Funds by Macquarie open-end registered investment companies identified as an acquiring trust on Exhibit A (each an “Acquiring Trust”), separately, on behalf of its respective series identified on Exhibit A hereto (each an “Acquiring Fund”)

Ladies and Gentlemen:

You have requested our opinion as to certain federal income tax consequences of the reorganization (hereinafter referred to as the “Reorganization”), which will consist of: (i) the acquisition by each Acquiring Trust, on behalf of an Acquiring Fund, of all of the property, assets and goodwill of the corresponding Acquired Fund in exchange solely for shares of beneficial interest, with no par value, of the corresponding class of shares of the Acquiring Fund as identified on Exhibit A; (ii) the assumption by each Acquiring Trust, on behalf of an Acquiring Fund, of the liabilities of the applicable Acquired Fund as set forth below; (iii) the distribution of each Acquiring Fund’s shares to the shareholders of the applicable Acquired Fund according to their respective interests in complete liquidation of the Acquired Fund; and (iv) the dissolution of the Acquired Fund as soon as practicable after the Closing, all upon and subject to the terms and conditions of the Agreement.  Capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Agreement.

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A Pennsylvania Limited Liability Partnership

Board of Trustees, Delaware VIP Trust
December 11, 2020

In rendering our opinion, we have reviewed and relied upon: (a) a copy of the executed Agreement, dated as of October 23, 2020; (b) the prospectus/information statement provided to shareholders of the Acquired Fund dated October 27, 2020; (c) certain representations concerning the Reorganization made to us by the Trust on behalf of  the Acquired Funds and the Acquiring Funds, in a letter dated December 11, 2020 (the “Representation Letter”); (d) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (e) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.

For purposes of this opinion, we have assumed that each Acquired Fund on the Closing Date of the Reorganization satisfies, and immediately following the Closing Date of the Reorganization, each Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Agreement and the statements in the Representation Letter for the Acquired Funds and the Acquiring Funds, it is our opinion that for federal income tax purposes:

1. The acquisition by each Acquiring Fund of all of the assets of the applicable Acquired Fund, as provided for in the Agreement, in exchange for such Acquiring Fund shares and the assumption by such Acquiring Fund of the liabilities of such Acquired Fund, as provided for in the Agreement, followed by the distribution by such Acquired Fund to its shareholders of the Acquiring Fund shares in complete liquidation of the Acquired Fund will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Acquired Fund and the corresponding Acquiring Fund each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by an Acquired Fund upon the transfer of all of its Assets to, and assumption of its liabilities by, its corresponding Acquiring Fund in exchange solely for such Acquiring Fund shares pursuant to Section 361(a) and Section 357(a) of the Code.

3. No gain or loss will be recognized by an Acquiring Fund upon the receipt by it of all of the assets of the applicable Acquired Fund in exchange solely for the assumption of the liabilities of such Acquired Fund and issuance of the corresponding Acquiring Fund shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by an Acquired Fund upon the distribution of the corresponding Acquiring Fund shares by such Acquired Fund to its shareholders in complete liquidation of the Acquired Fund (in pursuance of the Agreement) pursuant to Section 361(c)(1) of the Code.

Board of Trustees, Delaware VIP Trust
December 11, 2020

5. The tax basis of the assets of an Acquired Fund received by the corresponding Acquiring Fund will be the same as the tax basis of such assets in the hands of such Acquired Fund immediately prior to the Reorganization pursuant to Section 362(b) of the Code.

6. The holding periods of the assets of an Acquired Fund in the hands of the corresponding Acquiring Fund will include the periods during which such assets were held by the Acquired Fund pursuant to Section 1223(2) of the Code.

7. No gain or loss will be recognized by the shareholders of an Acquired Fund upon the exchange of all of their Acquired Fund shares for the corresponding Acquiring Fund shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

8. The aggregate tax basis of the Acquiring Fund shares to be received by the shareholders of the Acquired Fund  (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of such Acquired Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of the Acquiring Fund shares received by a shareholder of an Acquired Fund (including fractional shares to which they may be entitled) will include the holding period of the Acquired Fund shares exchanged therefor, provided that the shareholder held the Acquired Fund shares as a capital asset on the Closing Date of the Reorganization pursuant to Section 1223(1) of the Code.

10. For purposes of Section 381 of the Code, an Acquiring Fund will succeed to and take into account as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the income tax regulations issued by the United States Department of the Treasury (“Income Tax Regulations”)) the items of the applicable Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Income Tax Regulations.

Notwithstanding anything to the contrary herein, we express no opinion as to the effect of the Reorganization on the Acquired Fund, the Acquiring Fund or any Acquired Fund shareholder with respect to any asset (including without limitation any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code or any contract described in Section 1256(b) of the Code) as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) regardless of whether such transfer would otherwise be a non-taxable transaction under the Code.

Our opinion is based upon the Code, the applicable Income Tax Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do

Board of Trustees, Delaware VIP Trust
December 11, 2020

not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Acquired Trust, on behalf of the Acquired Fund, and the Acquiring Trust, on behalf of the Acquiring Fund, of the undertakings in the Agreement and the Representation Letter. Except as expressly set forth above, we express no other opinion to any party as to the tax consequences, whether federal, state, local or foreign, with respect to (i) the Reorganization or any transaction related to or contemplated by such Reorganization (or incident thereto) or (ii) the effect, if any, of the Reorganization on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

We hereby consent to the use of this opinion as an exhibit to the registration statement of the Acquiring Fund on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Very truly yours,

/s/ Stradley Ronon Stevens & Young, LLP [CCS]

STRADLEY RONON STEVENS & YOUNG, LLP

Exhibit A

At the Closing, shareholders of the Acquired Fund will receive the corresponding class of shares of the Acquiring Fund as shown below:

Acquired Trust, Fund and Classes	Corresponding Acquiring Trust, Fund and Classes
Delaware VIP Trust	Delaware VIP Trust
Delaware VIP International Value Equity Series	Delaware VIP International Series
Standard Class	Standard Class
Service Class	Service Class

A-1